July 24, 2026

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention:	Eric Atallah Daniel Gordon Jessica Dickerson Laura Crotty

Re:	BIOSTEM TECHNOLOGIES, INC. Registration Statement on Form 10 Filed July 10, 2026 File No. 000-56861

Ladies and Gentlemen:

On behalf of our client, BioStem Technologies, Inc., a Florida company (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) to the Registration Statement on Form 10 of the Company (File No. 000-56861) (the “Registration Statement”) communicated to the Company in the Staff’s letter dated July 22, 2026. In connection with such responses, the Company will publicly file, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. The Registration Statement, as amended by Amendment No. 1 is referred to herein as the “Amended Registration Statement.”

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Registration Statement on Form 10

Corporate Information, page 3

1. We note that you are no longer registering a class of securities pursuant to Section 12(b) of the Exchange Act; however, your disclosure here and throughout the Form 10 continues to include references to a potential Nasdaq listing. Please remove these references and revise your disclosure throughout the filing to avoid creating the impression that your shares will be listed imminently or to imply that there is an active listing application being reviewed concurrently with this filing. In the event an active listing application is under review, please disclose your reason for not pursuing a Section 12(b) registration at this time and any feedback received from Nasdaq to date.

Response: The Company acknowledges the Staff's comment and advises the Staff that it has applied to list its common stock on The Nasdaq Capital Market (“Nasdaq”) and that its listing application is currently under review by Nasdaq. As of the date of this response, the Company is currently engaged in the Nasdaq listing review process and has been responding, in the ordinary course, to the requests and comments raised by Nasdaq and its Listing Qualifications staff. Although the listing remains subject to final Nasdaq approval and to the Company's satisfaction of Nasdaq’s initial listing requirements, the Company now expects that Nasdaq staff will complete its review and approve the listing of the Company’s common stock on Nasdaq simultaneously with the effectiveness of the Company’s Amended Registration Statement. As such, the Company has amended the Registration Statement to reflect that it is registering its common stock under Section 12(b) of the Exchange Act rather than Section 12(g).

The Company respectfully submits that, with the election to register under Section 12(b), the Company retained the existing disclosure and references regarding the Nasdaq listing.

Item 1. Business

Business Overview, page 4

2. We note your reference to the Catalyze product on page 5. Please briefly describe the basis on which the 510(k) clearance was granted, as well as any material conditions that must be satisfied before you can acquire the commercial rights to Catalyze.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 64 of the Amended Registration Statement.

Certain provisions of Florida law and anti-takeover provisions…, page 60

3. You state that your organizational documents contain provisions providing that special meetings of shareholders may only be called by holders of record of at least 60% of the voting power of all outstanding shares entitled to vote on such matter. Please revise your disclosure here and on page 104 to clarify that your board of directors may also call a special meeting. In this regard, we note that Article IX of your Second Amended and Restated Articles of Incorporation filed as Exhibit 3.1 includes such a provision.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 60 and 104 of the Amended Registration Statement.

Item 5. Directors and Executive Officers, page 79

4. Please revise the biographical information included for each of Mark Glickman, Rayna Hannaway and Steven Sonenreich to clarify the specific experience, qualifications, attributes or skills that led to the conclusion that each such person should serve as a director in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 79 through 81 of the Amended Registration Statement.

* * *

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact Flora R. Perez, Esq. at (954) 768-8210.

Very truly yours,

Greenberg Traurig, P.A.

By:	/s/ Flora R. Perez

Flora R. Perez, Esq.

cc:	Brandon Poe, Chief Financial Officer

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